Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182553

Supplement to the Prospectus dated July 23, 2012

Petróleos Mexicanos

Exchange Offers

for the following classes of securities:

U.S. $2,100,000,000 4.875% Notes due 2022
U.S. $1,250,000,000 6.500% Bonds due 2041
U.S. $1,750,000,000 5.50% Bonds due 2044

unconditionally guaranteed by

Pemex-Exploration and Production
Pemex-Refining
Pemex-Gas and Basic Petrochemicals

THE EXCHANGE OFFERS HAVE BEEN EXTENDED UNTIL 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 7, 2012.

This supplement supplements Petróleos Mexicanos’ prospectus dated July 23, 2012.  Upon and subject to the terms and conditions set forth in the prospectus, Petróleos Mexicanos, a decentralized public entity of the Federal Government of the United Mexican States, which we refer to as the issuer, is making offers to exchange, which we refer to as the exchange offers, the following series of securities:

•	registered 4.875% Notes due 2022 for any and all outstanding 4.875% Notes due 2022 of the issuer that were originally issued on January 24, 2012 (which we refer to as the 2022 old notes);

•	registered 6.500% Bonds due 2041 for any and all outstanding 6.500% Bonds due 2041 of the issuer that were originally issued on October 18, 2011 (which we refer to as the 2041 old bonds); and

•	registered 5.50% Bonds due 2044 for any and all outstanding 5.50% Bonds due 2044 of the issuer that were originally issued on June 26, 2012 (which we refer to as the 2044 old bonds).

The exchange offer for the 2041 old bonds does not relate to the U.S. $1,250,000,000 6.500% Bonds due 2041 that the issuer issued on June 2, 2011.

Deutsche Bank Trust Company Americas, the exchange agent for the exchange offers, has informed the issuer that as of 5:00 p.m., New York City time on August 20, 2012, approximately U.S. $2,060,766,000 of the 2022 old notes, U.S. $1,248,740,000 of the 2041 old bonds and U.S. $1,744,165,000 of the 2044 old bonds had been tendered in the exchange offers.  These amounts represent approximately 98.13% of the outstanding 2022 old notes, approximately 99.90% of the outstanding 2041 old bonds and approximately 99.67% of the outstanding 2044 old bonds, respectively.

The exchange offers are being made in order to satisfy certain of the issuer’s obligations under the Registration Rights Agreements referred to in the prospectus.  Terms used but not defined herein shall have the same meanings as set forth in the prospectus.

The issuer is extending the expiration date applicable to the exchange offers.  The new expiration date will be 5:00 p.m., New York City time, on September 7, 2012, unless we extend it.

Except as set forth in this supplement, the terms and conditions previously set forth in the prospectus are applicable in all respects to the exchange offers.  This supplement should be read in conjunction with the prospectus.

This prospectus supplement does not constitute an offer to exchange securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Investing in the securities issued in the exchange offer involves certain risks.  See “Risk Factors” beginning on page 14 of the prospectus.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission in the United States has approved or disapproved the securities to be distributed in the exchange offer, nor have they determined that this supplement or the prospectus are truthful and complete.  Any representation to the contrary is a criminal offense.

August 21, 2012